UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 3)

TBC Global News Network, Inc. (TGLN)
(Name of Issuer)

COMMON STOCK
 (Title of Class of Securities)

36466X108
(CUSIP Number)

December 30, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
36466X108

1)	Name of Reporting Person.	Golden State Equity Investors, Inc.
IRS Identification No. of Above Person
	(entities only)	34-1986525

2)	Check the Appropriate Box if a Member of a Group	(a) ☐
	(See Instructions)	(b) ☐

3)	SEC Use Only

4)	Citizenship or Place of Organization. USA

Number of Shares	5)	Sole Voting Power	64,633,900
Beneficially
Owned by Each	6)	Shared Voting Power
Reporting
Person With	7)	Sole Dispositive Power	64,633,900

	8)	Shared Dispositive Power

9)	Aggregate Amount Beneficially Owned by Each Reporting Person	64,633,900

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

The aggregate amount in Row 9 represents the maximum amount of shares that Golden State Equity Investors, Inc. can beneficially control under a contractually stipulated 9.99% ownership restriction. The full potential amount of shares that may be purchased by Golden State Equity Investors, Inc. would otherwise exceed such amount.

11)	Percent of Class Represented by Amount in Item 9. 9.99%

12)	Type of Reporting Person (See Instructions) CO

ITEM 1.

(A) NAME OF ISSUER
Gameznflix, Inc.

(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE
1535 Blackjack Road, Franklin, Kentucky 42134

ITEM 2.

(A) NAME OF PERSON FILING
Golden State Equity Investors, Inc.

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
1150 Silverado St., Suite 220
La Jolla, CA 92037

(C) CITIZENSHIP USA

(D) TITLE OF CLASS OF SECURITIES
Common Stock

(E) CUSIP NUMBER
36466X108

ITEM 3.

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) ☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 64,633,900

(b) Percent of class: 9.99%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 64,633,900

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of: 64,633,900

(iv) Shared power to dispose or to direct the disposition of:

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable

ITEM 10. CERTIFICATION.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
December 30th, 2011
By:
Name: Travis W. Huff
Title: Vice President and Portfolio Manager